UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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Accelerate Diagnostics, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	84-1072256
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7000 North Broadway, Building 3-307, Denver, CO	80221
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $0.001 par value per share	The NASDAQ Stock Market LLC

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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

The securities to be registered consist of the common stock, $0.001 par value per share (“Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation (the “Company”). This Form 8-A is being filed in connection with the listing of the Common Stock on the NASDAQ Capital Market. The following is a description of the Common Stock:

The Company’s authorized capital stock consists of 45,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). The Company’s Board of Directors is expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. As of the date of this filing, the Board has not provided for or designated any series of Preferred Stock, and no Preferred Stock is issued or outstanding.

The holders of Common Stock are entitled to receive such dividends as are from time to time declared by the Board of Directors out of funds legally available therefore. Holders of Common Stock are entitled to one vote per share on all matters. Upon the sale of substantially all of the stock of assets of the Company in a non-public transaction or dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, after all liquidation preferences payable to any series of preferred stock entitled thereto to have been satisfied, the remaining net assets of the Company shall be distributed to the holders of Common Stock (and any similarly situated stockholders who are not entitled to any liquidation preference).

The Common Stock is not redeemable. The holders of the Common Stock have no pre-emptive, conversion or cumulative voting rights. There are no sinking fund provisions for or applicable to the Common Stock. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company.

The Company’s Certificate of Incorporation and By-Laws provide that the Board is comprised of one class of directors and that each director shall be elected for a term lasting until the next annual meeting of stockholders following his or her election, or until his or her successor is duly elected and qualified. Each director holds office until the expiration of his or her term and until such director’s respective successor is elected and qualified, subject to such director’s earlier death, resignation or removal.

The Company reserves the rights to repeal, alter, amend or rescind any provision contained in the Certificate of Incorporation or By-Laws.

The Company is subject to the Delaware anti-takeover laws regulating corporate takeovers, including Section 203 of the Delaware General Corporation Law. These anti-takeover laws prevent Delaware corporations from engaging in certain business combination transactions with “interested stockholders” (generally, stockholders owning 15% or more of the corporation’s outstanding voting stock and their affiliates) for a period of three years following the time that such stockholder became an interested stockholder, except in certain situations. In addition, the Company’s Certificate of Incorporation and By-Laws include a number of provisions that may deter or impede hostile takeovers or changes of control or management.  These provisions include the following:

•	the authority of the Board to issue up to 5,000,000 shares of serial Preferred Stock and to determine the price, rights, preferences and privileges of such Preferred Stock without stockholder approval; and

•	cumulative voting is not allowed in the election of the Company’s directors.

These provisions of Delaware law and the Company’s Certificate of Incorporation and By-Laws could prohibit or delay mergers or other takeover or change of control of the Company and may discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to the Company’s stockholders.

The foregoing description of the Common Stock is qualified in its entirety by the provisions of the Company’s Certificate of Incorporation and By-Laws, which are filed as exhibits to this Form 8-A and incorporated by reference in this Item 1.

Item 2. Exhibits.

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Appendix B to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on November 13, 2012).

3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ACCELERATE DIAGNOSTICS, INC.
(Registrant)

Date: December 24, 2012	/s/ Steve Reichling
Steve Reichling
Chief Financial Officer